UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 8 August 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







FOR IMMEDIATE RELEASE                                       8th AUGUST 2005


                     AIB Chief Financial Officer to Retire


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) has today announced that Declan Mc Sweeney has decided to retire from his role as Chief Financial Officer, AIB Group at the end of September this year.

Mr. Mc Sweeney, 52, who joined AIB in 1978, will continue as a Board and Audit Committee member of AIB's Polish Banking business and will also be providing financial consultancy services. He has decided to retire from full time employment with the organisation in order to pursue other business interests both in Ireland and abroad.

Eugene Sheehy, Chief Executive, AIB Group said,

"Declan has held a number of key and influential posts in the financial management areas of AIB both in Ireland and the UK throughout his 27 years with the Company.

The depth of knowledge and experience Declan has brought to all these roles together with the consistent excellence of his professionalism and advice have been greatly appreciated and valued by everyone who has worked with him. He will be very much missed and on behalf of myself and all of his colleagues I would like to wish him the very best for the future."

                                    - ENDS -


For further information please contact:

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Ballsbridge
Dublin 4
Tel: +353 1 6413894






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)


Date: 8 August 2005                            By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.